Apollomics Inc.

989 E. Hillsdale Blvd., Suite 220

Foster City, CA 94404

February 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tyler Howes

Re:	Apollomics Inc.

Registration Statement on Form F-4

Filed November 22, 2022, as amended

File No. 333-268525

Dear Mr. Howes:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Apollomics Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 28, 2023, or as soon thereafter as practicable.

Please call Daniel Nussen of White & Case LLP at (213) 620-7796 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Apollomics Inc.

By:	/s/ Guo-Liang Yu
Name: Title:	Guo-Liang Yu Chief Executive Officer and Chairman of the Board of Directors

cc:	Sanjeev Redkar, Apollomics Inc.

Brianna MacDonald, Apollomics Inc.

Daniel Nussen, White & Case LLP

James Hu, White & Case LLP